Exhibit 99.1

Cellect Receives Notice of Allowance for Stem Cell Selection Technology Patent in Korea

-	In Korea, Cellect recently signed collaboration agreement with Cell2in to improve stem cell selection and expansion
-	Covers use of the ApoTainer™ device, as well as methods employing the device in stem cell selection for conditions including GvHD

TEL AVIV, Israel, August 20, 2018 -- Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, announced today it has received a Notice of Allowance from the Korean Intellectual Property Office for its patent titled, “Devices and Methods for Selecting Apoptosis-Signaling Resistant Cells, and Uses Thereof”. This patent, recently granted to Cellect in Europe, addresses the Company’s ApoTainer™ device which is used in conjunction with its platform ApoGraft™ technology.

“As we expand the number of stem cell industry collaborations for Cellect worldwide, our international patent assets and protections become increasingly important. In the past six weeks alone, we entered into collaborations with companies in Germany, Switzerland and Korea. Working with industry partners to improve the safety and efficacy of stem cells and expanding regenerative medicine’s wide scale availability and affordability are cornerstones of Cellect’s strategy. Our growing IP estate supports this purpose,” stated Cellect CEO Dr. Shai Yarkoni.

The patent addresses Cellect’s devices and methods for specifically selecting desired stem cells from a heterogeneous cell population for use in a range of medical indications. Through negative selection, Cellect’s technology identifies mature cells that can be harmful to the recipient and selectively eliminates those cells through apoptosis (cell death). Cellect’s patented technology is designed to produce safe and ample quantities of stem cells ready for dosing in patients in a wide range of disease states from oncology to auto-immune diseases. The latest patent covers claims including Cellect’s method for preventing graft vs. host disease (GvHD) while retaining potent anti-cancer graft vs. tumor (GvT) activity using the ApoTainer™ device.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, http://www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
http://www.cellect.co
+ 972-9-974-1444